1/21


Follow-Up
Materials



03003647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Direct

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5084 FISCAL YEAR 5-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: dlw

DATE : 2/5/03


SEC MAIL PROCESSING
RECEIVED
JAN 21 2003
WASH. D.C.
181
SECTION

GLOBEL
DIRECT

Globel Direct, inc.

Annual report

Year ended May 31, 2002

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended May 31, 2002.

Major Transactions Affecting Financial Results

Effects of September 11th & the overall slowdown of the economy have led to the significant reductions in our revenues and cash flows generated from operations for F2002, as compared to F2001.

Globel Direct entered into a Forbearance Agreement with it's senior lender in February of 2002, which resulted in a reduced operating line of $1.75 million as compared with $3.0 million at the end of Fiscal 2001. This reduced operating line severely impacted the Company's operations, incurred approximately $0.5 million in additional refinancing/restructuring expenses, and resulted in Globel's Management Team focusing it's efforts on cash flow management, instead of focusing on rebuilding it's revenue base, and restoring profitability. Globel also chose to expense prepaid setup costs for a new 5 year contract in the amount of $0.3 million. The Company also entered into a settlement agreement with a supplier which has resulted in a non operating expense of $0.4 million, related to a long term account payable. It should be further noted that had these adjustments not been taken in the Fiscal year ended May 31, 2002, Globel's operating loss from operations would have been $0.4 million.

The Company reviewed it's E-Seminar activity, previously acquired in 2001, and determined that it's long term viability was no longer justifiable. The Company wrote off this investment in the current fiscal year, and activity of this business line is no longer being pursued.

The Company further reviewed it's goodwill valuation, and determined that goodwill has been permanently impaired, as such recording a goodwill impairment of $3.1 million, reducing this to zero at the end of the fiscal year.

Revenue

Revenue in 2002 fell by 29% to $23.7 million compared to $33.3 million in 2001. These revenues were reduced due to the effects of September 11th, a slow down of the economy and a general slow down of marketing based activity for our major client base.

Expenses

Expenses in fiscal 2002 were $25.0 million compared to $30.5 million in 2001, a decrease of 18%. Production expenses decreased to $15.1 million in 2002 from $19.9 million in 2001 yielding a gross margin of 36% as compared to 40% in 2001 due to a significant fixed cost component.

Administration, selling and marketing expenses decreased to a combined total of $9.9 million in 2002 from $10.6 million in 2001 which was an increase of 10% as a percentage of revenues over the prior year due partially to our significant fixed cost base, but also, due to high financing costs of approximately $0.5 million incurred in 2002 regarding the exit strategy we we're forced to take with our senior lender. Also attributable was $0.3 million Globel Direct chose to expense for new production set up costs which had originally been deferred.

Goodwill Impairment Loss

The Company has determined that due to the deteriorating financial results and the cash flow forecasts of the Company, goodwill impairment existed as at May 31, 2002. As a result, the Company has recorded a goodwill impairment charge of $3.1 million resulting in the elimination of all of Globel Direct's recorded goodwill. To determine the amount of the impairment, management used a fair value methodology based on the nature of the industry and estimated future undiscounted cash flows.

Interest and Amortization and other:

Interest increased by $0.1 million due to a new as set based loan entered into with Century Services Inc, secured to provide additional working capital.

Amortization decreased by $0.1 million due to the write off of Intellectual Property related to the Corporations E-Seminar division of $0.5 million.

Globel Direct reached a settlement agreement with a supplier, resulting in a settlement expense of $0.4 million, not directly attributable to the current years operations. This settlement is described in liquidity and capital resources below.

Income Taxes

Current income taxes were in a recovery position of $0.4 million for 2002 as compared with a payable position of $0.4 million in 2001. As a result of tax operating losses future income taxes are in a recovery position of $0.5 million for the current year as compared with a recovery position of $0.2 million for 2001.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was in a deficit position of $0.8 million at the end of Fiscal 2002, compared with $0.3 million of working capital at the end of 2001, yielding a working capital ratio of .88 versus 1.03 from a year earlier. The decrease in working capital is attributable to losses from operations, and the reduction of our operating line of credit with TD Bank from $3.0 million in 2001 to $1.75 million at the end of Fiscal 2002.

The Company entered into a forbearance agreement with TD Bank in February of 2002, which required the Company to raise some new working capital, and reduced the Company's operating line to $1.75 million. Globel complied with the requirements of the forbearance agreement, and subsequent to May 31,2002 successfully paid TD Bank $1.45 million, with the remainder being paid in weekly installments. This is anticipated to be entirely paid out by December 27, 2002.

The Company issued a convertible debenture in the current year in the amount of $900,000 and also secured shareholder loans in the amount of $125,000.

The Company also secured an asset-based loan from Century Services in the amount of $550,000 to fund its operating activities.

Globel Direct successfully entered into a settlement agreement with a supplier. This agreement requires the Company to pay, without interest, $385,000 in equal monthly installments of $11,000 commencing June 1, 2003. Dependent on cash flow availability, the Company has the ability to defer this by an additional year.

Subsequent to year-end, Globel Direct entered into an Accounts Receivable lending facility with Express Commercial Services Inc.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2003 is expected to be similar to Fiscal 2002 in revenue levels, however is expected to show improvement over Fiscal 2002. The Company has undertaken cost cutting measures to manage it's costs against expected revenue levels to achieve profitability.

82-5084



The consolidated financial statements for Globel Direct, inc. were prepared by management within acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada. Management is responsible for ensuring that the financial and operating information presented in this annual report is consistent with that shown in the consolidated financial statement.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Management has designated and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial reports properly maintained to facilitate the preparation of financial statement for reporting purposes.

KPMG, an independent firm of Chartered Accountants appointed by the shareholders, have conducted and examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

JR Richardson
President & Chief Executive Officer

Leslie Byle
Chief Financial Officer

Consolidated Financial Statements of

GLOBEL DIRECT, INC.

Years ended May 31, 2002 and 2001

82-5084

AUDITORS' REPORT

To the Shareholders
Globel Direct, Inc.

We have audited the consolidated balance sheets of Globel Direct, Inc. as at May 31, 2002 and 2001 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at May 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
December 17, 2002

conditions.

There can be no assurance that the Corporation's efforts to restructure its debt and raise

GLOBEL DIRECT, INC.

Consolidated Statements of Cash Flows

Years ended May 31, 2002 and 2001

	2002	2001
Operating activities:		
Net income (loss)	$ (6,438,750)	$ 233,460
Items not affecting cash:		
Write-down of goodwill	3,178,423	–
Amortization	1,421,134	1,722,540
Future income tax (reduction)	(558,322)	(173,093)
Write-down of capital assets	520,342	–
Interest accretion on convertible debt	179,634	71,720
Gain on sale of investment	–	(1,762)
Other	42,771	–
Funds provided by (used in) operating activities	(1,654,768)	1,852,865
Changes in operating assets and liabilities:		
Accounts receivable	3,559,084	(1,054,294)
Prepaids and inventory	274,850	(141,188)
Accounts payable and accrued liabilities	(539,262)	971,049
Postage advances	148,817	(1,928,067)
Income taxes payable (recoverable)	(389,789)	–
	3,053,700	(2,152,500)
Cash provided by (used in) operating activities	1,398,932	(299,635)
Financing activities:		
Proceeds from convertible debenture issue	900,000	3,000,000
Proceeds from (repayment of) long-term debt, net	194,136	(410,799)
Proceeds from shareholder and affiliate loans	125,000	–
Proceeds from (repayment of) operating loan	(586,020)	2,500,000
Cash payments on convertible debenture	(240,000)	(189,370)
Redemption of Preferred shares	[illegible]	[illegible]

3. **Significant accounting policies (continued):**

(c) Capital assets:

Capital assets are recorded at cost. Amortization is provided for using the following annual rates and methods:

Assets	Basis	Rate
Computer hardware	Declining balance	30%

7. **Long-term debt:**

	2002	2001

82-5084

GLOBEL DIRECT, INC.

Consolidated Statements of Operations and Retained Earnings (Deficit)

Years ended May 31, 2002 and 2001

	2002	2001
Revenue	$23,712,595	$33,377,454
Expenses:		
Production	15,123,900	19,970,720
Administration	7,837,128	7,706,228
Selling and marketing	2,070,805	2,913,027
	25,031,833	30,589,975
Income (loss) before interest, amortization and income taxes	(1,319,238)	2,787,479
Interest and amortization and other:		
Interest on long-term debt (note 8)	627,700	530,861
Amortization	1,421,134	1,583,659
Settlement (note 14)	385,000	–
Write-down of capital assets	520,342	–
	2,954,176	2,114,520
Income (loss) before income taxes and goodwill amortization	(4,273,414)	672,959
Income taxes (note 9):		
Current (recovery)	(454,765)	473,711
Future (reduction)	(558,322)	(173,093)
	(1,013,087)	300,618
Net income (loss) before goodwill amortization	(3,260,327)	372,341
Goodwill amortization	–	138,881
Goodwill write-down	3,178,423	–
Net income (loss)	(6,438,750)	233,460
Retained earnings, beginning of year	761,325	725,589
Change in method of accounting for income tax	–	(66,291)
Excess of redemption amount over stated value of preferred shares	(33,646)	(52,438)
Accretion of equity component of convertible debenture, net of tax effect of $55,678 (2001 – 63,595) (note 8)	(80,122)	(78,995)
Retained earnings (deficit), end of year	$ (5,791,193)	$ 761,325
Earnings (loss) per share (note 10(f)) – basic and diluted	$ (.38)	$ .01

See accompanying notes to consolidated financial statements.

GLOBEL DIRECT, INC.

Consolidated Statements of Cash Flows

Years ended May 31, 2002 and 2001

	2002	2001
Operating activities:		
Net income (loss)	$ (6,438,750)	$ 233,460
Items not affecting cash:		
Write-down of goodwill	3,178,423	–
Amortization	1,421,134	1,722,540
Future income tax (reduction)	(558,322)	(173,093)
Write-down of capital assets	520,342	–
Interest accretion on convertible debt	179,634	71,720
Gain on sale of investment	–	(1,762)
Other	42,771	–
Funds provided by (used in) operating activities	(1,654,768)	1,852,865
Changes in operating assets and liabilities:		
Accounts receivable	3,559,084	(1,054,294)
Prepaids and inventory	274,850	(141,188)
Accounts payable and accrued liabilities	(539,262)	971,049
Postage advances	148,817	(1,928,067)
Income taxes payable (recoverable)	(389,789)	–
	3,053,700	(2,152,500)
Cash provided by (used in) operating activities	1,398,932	(299,635)
Financing activities:		
Proceeds from convertible debenture issue	900,000	3,000,000
Proceeds from (repayment of) long-term debt, net	194,136	(410,799)
Proceeds from shareholder and affiliate loans	125,000	–
Proceeds from (repayment of) operating loan	(586,020)	2,500,000
Cash payments on convertible debenture	(240,000)	(189,370)
Redemption of Preferred shares	(57,739)	(110,229)
Repayments of obligations under capital lease	(10,961)	(43,997)
Convertible debenture issue costs	(6,943)	(89,650)
Issuance of Common shares, net of issue costs	(4,406)	215,248
Repayments to former shareholders	–	(317,731)
Cash provided by financing activities	313,067	4,553,472
Investing activities:		
Proceeds on sale of capital assets	35,575	–
Acquisition of capital assets	(773,965)	(742,685)
Decrease in deferred acquisition costs	–	32,883
Acquisition of Jones Direct Marketing Services Ltd., net of cash acquired (note 4(a))	–	(3,591,711)
Proceeds on sale of investment	–	31,060
Cash used in investing activities	(738,390)	(4,270,453)
Increase (decrease) in cash	973,609	(16,616)
Bank indebtedness, beginning of year	(572,672)	(556,056)
Cash (bank indebtedness), end of year	$ 400,937	$ (572,672)
Taxes paid	$ 457,296	$ 299,989
Interest paid	$ 448,066	$ 459,141

See accompanying notes to consolidated financial statements.

GLOBEL DIRECT, INC.
Notes to Consolidated Financial Statements

Years ended May 31, 2002 and 2001

1. **Nature of operations:**

   The Corporation is in the business of providing marketing, telecommunication and printing services.

2. **Future operations:**

   At May 31, 2002 the Corporation has a working capital deficiency, has incurred significant operating losses, has used funds to support operations and has a shareholders deficiency. During 2002, the Corporation's operating facility was terminated.

   The Corporation's ability to continue as a going concern is dependent upon obtaining financing or restructuring its debt in order to fund its working capital deficiency and on-going operations. The Corporation's ability to generate net income and positive cash flow in the future is dependent upon various factors including it's ability to acquire new customer contracts, the success of management's cost reduction plan and general economic conditions.

   There can be no assurance that the Corporation's efforts to restructure its debt and raise additional capital will be successful or that profitable operations and positive cash flow can be attained to meet the Corporation's working capital requirements. If the Corporation is unable to satisfy its working capital requirements from these sources, the Corporation's ability to continue as a going concern and to achieve its intended business objectives could be adversely affected.

   These financial statements have been prepared on the basis that the Corporation will continue to meet its obligations in the ordinary course of business and do not reflect adjustments, such as revaluation to liquidation values and reclassification of balance sheet items, that would otherwise be necessary if the going concern assumption was not valid.

3. **Significant accounting policies:**

   (a) Principles of consolidation:

   The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Security Mailing Inc. ("SMI"), Innovative Communications Ltd. ("ICL"), Jones Direct Marketing Services Ltd. ("JDMSL") and Globel E-Seminar Inc. ("GES").

   (b) Inventory:

   Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

3. Significant accounting policies (continued):

(c) Capital assets:

Capital assets are recorded at cost. Amortization is provided for using the following annual rates and methods:

Assets	Basis	Rate
Computer hardware	Declining balance	30%
Computer software	Declining balance	50%
Equipment	Declining balance	20%
Office equipment	Declining balance	20%
Vehicles	Declining balance	30%
Leasehold improvements	Straight-line	5 years
Intellectual property	Straight-line	5 years

One half year's amortization is provided in the year that a capital asset is acquired.

(d) Deferred acquisition costs:

Costs incurred to complete business acquisitions are deferred and capitalized as an acquisition cost upon the closing of the transaction or written off if the proposed acquisition is not concluded.

(e) Revenue recognition:

The Corporation records revenue from service contracts as services are provided. Included in inventory is $271,197 (2001 - $296,000) of work in progress at year-end.

(f) Income taxes:

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Temporary differences arising from the differences between the tax bases of assets and liabilities and their respective carrying amounts on the balance sheet are used to calculate future income tax assets or liabilities. Future tax assets and liabilities are calculated using enacted or substantively enacted tax rates anticipated to apply when the asset is realized or the liability settled.

(g) Investments:

The Corporation uses the cost method to account for its investments, whereby the investment is recorded at its original cost and earnings from the investment are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investment is stated at net realizable value.

3. Significant accounting policies (continued):

(h) Goodwill and intangible assets:

Goodwill and intangible assets, which represents the excess of the cost of acquisitions over the attributed fair value of assets and liabilities acquired, is amortized on a straight-line basis over periods ranging from five to twenty years. Management reviews the valuation and unamortized portion of goodwill annually, taking into consideration the nature of the industry and the circumstances which might impair the value. The amount of impairment, if any, is determined based on estimated future undiscounted cash flows. Any permanent impairment in the value of goodwill is written off against earnings.

During 2002, the Corporation recorded an impairment provision of $3,178,423.

(i) Per share amounts:

Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted per share amounts are calculated using the treasury stock method giving effect to the potential dilution that would occur if stock options or other dilutive instruments were exercised or converted to common shares. The treasury stock method assumes that any proceeds upon the exercise or conversion of dilutive instruments, for which market prices exceeds exercise price, would be used to purchase common shares at the average market price of the common shares during the period.

(j) Use of estimates:

The valuation of capital assets, and goodwill and intangible assets are based upon management's best estimate of the future recoverability of these assets. The amounts recorded for amortization of capital assets, and goodwill and intangible assets are based upon management's best estimate of the remaining useful life and period of future benefit of the related assets. The amount recorded for work in progress inventory is based upon management's best estimate of the percentage of completion of jobs in progress at year-end.

By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements from changes in such estimates could be significant.

4. Business combinations:

(a) Pursuant to a Purchase and Sale Agreement dated July 28, 2000 between the Corporation and the shareholders of JDMSL, the Corporation acquired 100% of the issued and outstanding shares of JDMSL for total consideration of $3,790,000 plus acquisition costs. The combination has been accounted for using the purchase method of accounting whereby the results of operations of JDMSL are included in the accounts of the Corporation from June 1, 2000, the effective date of the acquisition.

The purchase price was allocated based on fair values, as follows:

Working capital (including cash of $329,402)	$ (501,806)
Capital assets	3,357,176
Future income tax liability	(939,593)
Goodwill	2,005,336
Net assets acquired	$ 3,921,113
Purchase price:	
Cash	$ 3,790,000
Acquisition costs	131,113
	$ 3,921,113

(b) Pursuant to an Asset Purchase Agreement dated January 4, 2001, the Corporation acquired the operating assets of INET Communications Inc. ("Inet") for 360,000 common shares of the Corporation at a value of $1.00 plus cash of $144,000. The Corporation also paid $16,342 in acquisition costs. The purchase price of $520,342 was allocated based on fair values to intellectual property.

Pursuant to a Rollover agreement dated January 5, 2001, the Corporation transferred the above assets to a wholly owned subsidiary, GES, in exchange for 520,342 common shares with a value of $1.00 per share.

During 2002 the intellectual property associated with the acquisition was written off (see note 5).

82-5084

5. Capital assets:

2002	Cost	Accumulated amortization	Net book value
Computer hardware	$ 793,259	$ 492,483	$ 300,776
Computer software	1,628,693	1,404,915	223,778
Equipment	6,125,357	3,069,678	3,055,679
Office equipment	537,051	290,085	246,966
Vehicles	46,717	46,717	–
Leasehold improvements	966,321	616,588	349,733
	$10,097,398	$ 5,920,466	$ 4,176,932

2001	Cost	Accumulated amortization	Net book value
Computer hardware	$ 701,455	$ 381,288	$ 320,167
Computer software	1,410,805	559,344	851,461
Equipment	5,961,695	2,342,977	3,618,718
Office equipment	497,054	227,115	269,939
Vehicles	51,860	51,610	250
Leasehold improvements	735,073	428,129	306,944
	$ 9,357,942	$ 3,990,463	$ 5,367,479

During 2000 the Corporation recorded an impairment provision on the capital assets acquired in connection with the INET acquisition in the amount of $520,342.

6. Operating loan:

The Corporation had a credit facility to maximum of $2,500,000 ($3,000,000 from July 30, 2001 to September 15, 2001) bearing interest at prime plus 0.75% due on demand. There is a General Security Agreement in first position on accounts receivable and inventory against the corporation, ICL and SMI and a second charge on capital assets.

The authorized facility was terminated February 14, 2002 and the Corporation was authorized to borrow up to a maximum $1,750,000 under a forbearance agreement expiring May 1, 2002. In August 2002 the Corporation repaid $1,450,000 of the facility with proceeds from the factoring of its accounts receivable (see note 14). Commencing September 1, 2002 the Corporation was required to repay the remaining facility in weekly payments of $19,027.

7. **Long-term debt:**

	2002	2001
Five year term loan, repayable in monthly payments of $19,800 plus interest at lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$ 531,600	$ 765,200
Term loan, repayable in blended monthly payments of $20,000 including interest at 2% per month for the terms of the loan, maturing in November 2002	522,456	–
Term loan A, repayable in monthly principal instalments of $9,100 plus interest at lenders floating base rate plus 3.25% per annum, and maturing in November, 2001	–	58,600
Term loan B, repayable in monthly principal instalments of $5,000 plus interest at lenders floating base rate plus 3.25% per annum, and maturing in November, 2001	–	30,000
Term loan repayable in monthly principal instalments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September, 2005	20,400	26,520
	1,074,456	880,320
Less: portion due within one year	764,056	332,320
	$ 310,400	$ 548,000

The term loans due in November 2002 and August 2004 are secured by debentures having a floating charge on all assets of the Corporation and a fixed and specific mortgage on all real and immovable property and guarantees from SMI and ICL. The term loan due in November 2002 is being renegotiated.

The term loan due in September 2005 loan is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL and GDI subject to priorities of the other term loan lenders.

7. Long-term debt (continued):

Future principal repayments are due as follows:

2003	$	764,056
2004		243,720
2005		58,520
2006		8,160
2007		–
	$	

8. Convertible debentures:

(a) On July 31, 2000, the Corporation received $3,000,000 in financing by issuing a convertible debenture in order to fund the acquisition of JDMSL. The terms of the $3,000,000 convertible debenture issued by the Corporation include an interest rate of 8% per annum and further provide for the payment of bonus interest of $1,600,000 at maturity in the event that the issue is not converted into common shares. The convertible debenture matures three years from issue and is convertible at the option of the holder into common shares of the Corporation at an exercise price of $2.00 per common share for the first two years of the term and $2.50 per common share in the final year. Additionally, as part of the financing, the Corporation issued 300,000 warrants convertible into common shares of the Corporation at an exercise price of $2.25 per warrant. Pursuant to the convertible debenture, the Corporation has the right to settle the debenture with share consideration after eighteen months from the closing date if an average of 20,000 of their common shares trade per day on a recognized stock exchange at an average price of $3.50, increasing to $4.00 twenty-four months after the date of closing, for twenty consecutive trading days.

As at May 31, 2002 the likelihood of the Corporation exercising its right to settle the convertible debenture with shares is reduced from the debenture issue date. Subsequent to May 31, 2002 the Corporation's shares ceased trading on the TSX Venture Exchange (note 14). The provisions of the convertible debenture do not allow the Corporation to force conversion under the above conditions and as a result the debenture has been reclassified as a liability. Since the Corporation is not able to force conversion the debenture the bonus interest of $1,600,000 will be payable at maturity.

The convertible debenture is secured by all assets of the Corporation and is subordinate to the security provided under the operating loan.

8. **Convertible debentures (continued):**

(b) On February 8, 2002 the Corporation received $900,000 in financing by issuing a convertible debenture. The debenture matures May 9, 2005, bears interest at 8% per annum payable semi-annually, and is convertible at the option of the holder into common shares of the Corporation at an exercise price of $.30 from February 8, 2003 to February 8, 2004 and $.40 to February 8, 2005 and $.50 to May 9, 2005. Pursuant to the convertible debenture the Corporation has the right to settle the debenture with share consideration after February 8, 2003 if an average of 50,000 common shares trade per day for twenty consecutive trading days on the TSX Venture Exchange at a price greater than $.50, increasing to $.60 after February 8, 2004 prior to May 9, 2005.

9. **Income taxes:**

The significant components of future income tax assets and liabilities at May 31 are as follows:

Future income tax assets:	
Cumulative eligible capital	$ 282,479
Income tax losses	724,007
	1,006,486
Future income tax liabilities:	
Capital assets	614,592
Net future tax asset	391,894
Valuation allowance	391,894
	$ –

The provision for income taxes differs from that calculated using the Canadian statutory rate due to the following:

	2002	2001
Canadian statutory rate	41.0%	43.7%
Income taxes (recovery) based on statutory rate	$ (3,055,253)	$ 233,392
Non-deductible expenditures	32,497	22,831
Amortization of assets with no tax basis	1,303,153	60,691
Other	314,622	–
Valuation allowance	391,894	(16,296)
	$ (1,013,087)	$ 300,618

As at May 31, 2002 the Corporation has non-capital losses aggregating approximately $1.76 million. These losses expire commencing 2007.

82-5084

10. Share capital:

(a) Authorized:

Unlimited number of Common voting shares

Unlimited number of First Preferred shares, issuable in series

Unlimited number of Second Preferred shares, issuable in series

(b) Issued:

	2002		2001	
	Number	Stated value	Number	Stated value
Common shares:				
Balance, beginning of year	16,930,766	$ 3,861,771	16,081,236	$ 3,270,696
Issued to acquire assets	15,000	6,000		–
Issued on exercise of agent's options	–	–	150,000	62,500
Issued on exercise of employee stock options	–	–	7,934	2,777
Issued on exercise of warrants	–	–	331,596	165,798
Issued on acquisition of net	–	–	360,000	360,000
Balance, end of year	16,945,766	$ 3,867,771	16,930,766	$ 3,861,771

	2002		2001	
	Number	Stated value	Number	Stated value
Series "A" Second Preferred shares:				
Balance, beginning of year	223,788	$ 114,132	334,017	$ 171,923
Redeemed for cash (note 3(d))	(15,739)	(24,093)	(110,229)	(57,791)
Adjustment	83,865	42,771	–	–
Balance, end of year	291,914	$ 132,810	223,788	$ 114,132
Less: share issuance costs (net of tax benefit of $228,828 2001 - $227,022)		$ 314,146		$ 309,740
Share capital, end of year		$ 3,686,443		$ 3,666,163

10. Share capital (continued):

(c) Warrants and agent's options:

	Number	Exercise Price	Expiry
Warrants	300,000	2.25	July 31, 2002
Warrants	250,000	0.20	March 13, 2004
Agent's options	200,000	0.30	April 30, 2005
Outstanding, end of year	750,000		

The Corporation granted 200,000 options and 3,250,000 warrants to purchase common shares during the year.

(d) Employee stock option plan:

Under the employee stock option plan, the Corporation may grant options to its officers, directors and employees for up to 10% of the issued common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Corporation's shares at the grant date of the options.

A summary of the status of the Corporation's employee stock option plan as of May 31, 2002 and 2001 and changes during the years then ended is as follows:

	2002			2001		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding, beginning of year	1,284,298	$	1.22	1,011,232	$	2.08
Granted	–		–	413,000		1.33
Exercised	–		–	(7,934)		0.35
Cancelled	219,200		1.60	(132,000)		1.60
Outstanding, end of year	1,065,098	$	1.22	1,284,298	$	1.22
Options exercisable at year end	1,065,098	$	1.22	1,263,199	$	1.22

10. Share capital (continued):

(d) Employee stock option plan (continued):

For various price ranges, weighted average characteristics of outstanding employee stock options at May 31, 2001, which expire between June 12, 2003 and March 15, 2006, were as follows:

	Options Outstanding			Options Exercisable	
Exercise Prices (C$)	Number Outstanding May 31, 2002	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable May 31, 2002	Weighted Average Exercise Price
0.20	255,000	1.0	$ 0.20	255,000	$ 0.20
0.35	60,098	1.5	0.35	42,199	0.35
1.25	219,000	3.7	1.25	343,000	1.25
1.70	531,000	2.8	1.70	623,000	1.70
	1,065,098		$ 1.22	1,263,199	$ 1.23

(e) Pursuant to an Escrow Agreement dated July 31, 2000 2,677,577 common shares of the Corporation issued to the principal shareholders prior to the Corporation's initial public offering were escrowed. The common shares will be released from escrow if the Corporation's $3.0 million convertible debenture is converted to common shares and 80% of those shares are sold.

During the year ended May 31, 2002 3,705,152 common shares deposited in escrow under pervious escrow agreements were released from escrow (2001 – 2,221,910).

(f) Per share amounts are calculated based on the weighted average number of common shares outstanding during the year of 16,944,821 (2001 – 16,470,764). Diluted per share amounts have not been presented as they are not materially dilutive.

(g) On July 23, 2001 the Corporation received approval from the Canadian Venture Exchange to make a normal course issuer bid to purchase up to 847,288 of its issued and outstanding common shares between July 23, 2001 and July 22, 2002. To date no common shares have been purchased.

11. Commitments:

Under the terms of operating leases for premises, including operating costs, and equipment, the Corporation is obligated to make the following minimum rental payments:

	Premises	Equipment	Total
2003	$ 1,353,863	$ 1,922,535	$ 3,276,398
2004	1,270,497	1,656,796	2,927,293
2005	1,201,004	1,290,739	2,491,742
2006	1,069,511	112,913	1,182,424
2007 and thereafter	4,130,793	16,445	4,137,238
	$ 9,025,667	$ 4,999,428	$14,025,095

12. Related party transactions:

(a) Included in accounts receivable is an amount of $85,519 (2001 - $100,955) due from a company with common officers, directors and shareholders.

(b) During the year, the Corporation paid rent and operating costs in the amount of $354,204 (2001 - $275,130) to a company with common officers, directors and shareholders. Management is of the opinion that this transaction was undertaken under the same terms and conditions as transactions with non-related parties.

(c) The amounts due to shareholders and affiliates includes $75,000 due to a corporation controlled by a director, interest is payable at 8% per annum and the loan is due February 14, 2005. In addition there is an advance of $50,000 plus interest of $2,500 due to an employee of the Corporation in January 2003.

(d) These transactions were measured at the exchange amounts which were the amount of consideration established and agreed upon by the related parties.

13. Financial instruments:

(a) Fair values:

The fair values of the Corporation's accounts receivable, operating loan, accounts payable and accrued liabilities and postage advances approximate their carrying values due to their short-term maturity.

The fair values of the long-term debt approximates its carrying values.

The fair value of the convertible debentures are not reasonably determinable at May 31, 2002.

(b) Credit risk:

The Corporation's maximum credit risk exposure is limited to the carrying value of accounts receivable of $4,139,434 (2001 - $7,775,150).

(c) Interest rate risk:

The Corporation is exposed to interest rate risk to the extent that the operating loan and long-term debt bear interest at floating interest rates.

14. Subsequent events:

(a) On July 27, 2002 the Corporation sold its accounts receivable to a third party. The Corporation received a cash payment for 75% of it's accounts receivable balance under 90 days. The remainder will be received from the third party as it is collected subject to a 25% holdback and a discount rate of $.93 per day per $1,000.

(b) On August 22, 2002 the Corporation announced an intention to merge with Postlinx Corp. in Toronto. The merger has not been completed.

(c) On September 20, 2002 the Corporation entered into a settlement agreement with a supplier. Under the terms of this agreement the Corporation is required to pay, without interest, $385,000 in equal monthly installments of $11,000 commencing June 1, 2003. In addition, the Corporation issued to the supplier 150,000 share purchase warrants exercisable over a 36 month period at an exercise price of $.25 per warrant. The agreement also provides for an extension to June 1, 2004 for commencement of repayment subject to the financial position of the Corporation.

(d) On November 30, 2002 the Corporation ceased using it's leased property in Toronto. The Corporation will use management's best estimates of net cash flows to record the termination. At May 31, 2002 the lease commitment is included in note 11.

(e) On November 8, 2002 the Corporation was issued an interim cease trade order by the Alberta Securities Commission and the British Columbia Securities Commission due to the failure to file annual financial information.

15. Comparative figures:

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current year.

82-5084

For Immediate Release
December 20, 2002



Globel Direct, *inc.*
Stock Symbol: GBD: TSX V
TSX Venture Exchange

Company Contact
J.R. Richardson
President, Globel Direct
Direct: 403-531-6579
Fax: 403-531-6560
Toll-Free: 1-800-551-5721
e-mail: jr@globel.com

Investor Relations Contact:
Grant Howard
The Howard Group
Phone: (403) 221-0915
Email: howardg@howardgroupinc.com
Internet:
http://www.howardgroupinc.com

Globel Direct Announces : Fiscal 2002 Financial Results, First Quarter Financial Results, Stock To Resume Trading, Update On Current Operations.

Calgary, Alberta, December 20, 2002, Calgary, Alberta: Globel Direct Inc. (Globel) (*GBD – TSX Venture)* today released audited financial results for Fiscal 2002 (May 31). Upon filing of the year-end financial statements and the FY2003 first quarter financial statements, Globel expects to have the Interim Cease Trade Order removed. Globel has made the appropriate application to the relevant securities commissions in order to have this done.

While Fiscal 2002 and First Quarter 2003 have been extremely difficult periods, management is cautiously optimistic about the future because of cost reduction initiatives that have been implemented. As of May 2002, operating expenses were approximately $25 million on an annualized basis. This number was reduced to approximately $20 million on an annualized basis by November a more appropriate level relative to the current revenue base.

In addition, Globel is seeing signs of an upturn in customer activity but how rapidly business will return to the levels previously experienced is not yet clear. In Fiscal 2001 the Company reported positive cash flow and earnings on $33 million in revenues.

Globel is also being presented with continuous opportunities to secure large nationally based clients. Management notes that, while the financial situation is being stabilized at Globel as a result of improved operations, it remains a focus of the Company to secure a new financial partner to ensure capital resources are available for the expansion of the client base. In this regard, Globel is in active discussions with several financial groups.

Globel had previously announced its intention to merge with PostLinx Corp., headquartered in Toronto. Despite delays in arranging merger financing in the first quarter, Globel and PostLinx successfully combined the Toronto operations as it was beneficial to the long-term growth of both companies and reduced operating and overhead expenses. At this time, the companies have agreed to suspend a formal corporate amalgamation, however, Globel and Postlinx continue their joint marketing and sales initiatives and are pursuing optimal corporate strategies for Toronto.

To establish the base for future profitability, the corporation and its auditors elected to expense or write-down items, which would negatively impact future earnings. These steps include the write-down of goodwill totaling $3.1 million and the write-down of capital assets totaling $520 thousand. The Company also reached an agreement with a supplier, resulting in a non-operating expense of $400 thousand, creating a long term payable, with repayments to begin no sooner that June 2003.

With respect to Fiscal 2002, the Company reported revenues of $23.7 million compared to $33.3 million in the previous fiscal year. Expenses fell to $25.0 million as compared to $30.5 million, resulting in EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) of negative $1.3 million or $0.08 per share compared to a positive $2.78 million in Fiscal 2001. This loss included two significant onetime expenditures – approximately $500 thousand in re-structuring costs associated with the Company's banking relationship and $320 thousand of start-up costs relating to the initiation of a major contract implemented during the fiscal period. The Company chose to expense the start-up costs in fiscal 2002 in order to eliminate the future impact on earnings. Operating Income, net of onetime items, was a negative $400 thousand or $0.02 per share for the year.

This resulted in the Company reporting a loss in Fiscal 2002 of $6.4 million or $0.38 per share versus positive earnings of $0.23 million or $0.01 per share in Fiscal 2001. Globel had a working capital deficiency of $800 thousand compared to positive working capital of $300 thousand in Fiscal 2001.

Globel also announced today results for Fiscal 2003 first quarter (August 31). The positive impact of cost cutting measures implemented during the first quarter began to take root as evidenced in the financial results.

While revenue declined to $4.46 million from $6.24 million compared to the three-month corresponding period of Fiscal 2002, Globel reported that EBITDA was slightly negative at approximately $100 thousand. The first quarter of Fiscal 2002 produced positive EBITDA of $50 thousand.

Expenses fell to $4.56 million, a decrease of $1.63 million over Q1/F02. The Company incurred a loss of $300 thousand in the first quarter compared to a loss of $100 thousand in the same period of Fiscal 2002.

The detailed financial statements can be viewed at www.sedar.com, Globel's website, www.globel.com or at www.howardgroupinc.com, the Company's investor relations representatives.

Globel management expects that the New Year will bring positive developments on a number of fronts. The Company will ensure that it maintains active communications with its shareholders and customers.

82-5084

About Globel Direct: ***Globel Direct inc. is Canada's leading provider of business communications solutions that help organizations inform, educate, service and attract customers more effectively and efficiently. The Company's solutions integrate its expertise in out-sourced marketing, billing, customer support and fulfillment with specialized equipment, proven technologies, emerging e-solutions and a national delivery infrastructure that enables its clients to target the right audience, in the right format, at the right time and at the right price. For more information about Globel Direct visit*** www.globel.com.